

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest With Par Value $0.001 of COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND under the Exchange Act of 1934.

Sincerely,